

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

恒基兆業地產有限公司







2002 / 2003

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2002, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,010 million, representing a decrease of 8% as compared with the net profit recorded in the same period in the previous financial year. Earnings per share was HK$0.59.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 15th April, 2003.

Management Discussion and Analysis

BUSINESS REVIEW

Property Sales

Hong Kong's economy remains to be adversely affected by negative factors prevailing locally as well as in overseas markets. During the six-month period which ended on 31st December, 2002, approximately 1,700 units which are attributable to the Group were sold with total sales proceeds amounting to approximately HK$3.7 billion. Amongst these units sold, about 1,600 units were properties completed during the period under review with sales proceeds totally amounting to approximately HK$3.4 billion.

The following development projects were completed in the first half of the financial year:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. Tai Po Town Lot No. 161	The Beverly Hills - Phases 1 & 2	90.10	652,481
2. 933 King's Road	Royal Terrace	100.00	138,373
3. Tseung Kwan O Town Lot Nos. 57 and 66	Park Central - Phase 1	24.63 (Note 1)	367,486
4. 2 Kwun Tsing Road So Kwun Wat, Castle Peak Road	Aegean Coast	25.00	312,390
5. 198 Yee Kuk Street	City Regalia	100.00	39,113
6. 99 Tai Tong Road Yuen Long	Sereno Verde - Phase 2 (Blocks 13, 15 & 16), Phases 3 & 4	44.00	234,433
7. 8 Fuk Lee Street	Metro Harbour View - Phase 1 (Residential)	72.76 (Note 2)	539,350
		Total attributable interest:	2,283,626

Property Rental

During the period under review, the total rental income of the Group amounted to approximately HK$1.1 billion, recording a slight increase of approximately 5% as compared to that shown in the corresponding period of the previous financial year. There was continuous decline experienced generally in the investment property market during the period under review. However, since the major component of the Group's rental property portfolio is mainly comprised of retail shopping centres located close to the mass transit and mainline railway networks in new towns with growing population, the rental income deriving from such properties was steady. The average occupancy level of the core rental properties of the Group was able to be maintained at 94%, being almost at the same level as that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.1 million sq. ft.

The Group and its associate, The Hong Kong and China Gas Company Limited, together owned 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. Phase II of this project includes an 88-storey office tower which will be completed in June, 2003. Further, about 40% of the retail shopping properties of the second phase of this project have already been leased and will be made available to the tenants in the second half of 2003. The entire International Finance Centre project will comprise two office towers totally of 2.74 million sq. ft. in gross floor area, retail shopping properties of 640,000 sq. ft. in gross floor area, 1,800 car parking spaces, 400 hotel rooms and 600 service apartments totally of 1.1 million sq. ft. in gross floor area being both operated by the Four Seasons Hotel group. The entire project, which will have a total gross floor area of 4.48 million sq. ft., is expected to be completed by the end of 2004 and will further enhance the stable income of the Group.

Construction and Property Management

The construction arms of the Group, namely, E Man Construction Company Limited, Heng Tat Construction Company Limited, Heng Shung Construction Company Limited and Heng Lai Construction Company Limited are responsible for undertaking most of the construction work of the Group. As a highlight, E Man Construction is celebrating its thirtieth anniversary this year. The total construction footage completed by this company exceeded 100 million sq. ft., which amongst others, included projects of large housing estates, office buildings, industrial buildings, retail shopping centres, hotels, hospitals, parks, fly-overs and transportation hubs. Its experience, technical know-how, project management and quality control expertise are all ranked at the top end of the industry, representing as one of Hong Kong's leading construction companies. Moreover, E Man Construction received the internationally recognized quality standard ISO9002-1994 certificate in 1999 which was upgraded to the more prestigious ISO9001-2000 certificate in 2002. Further, E Man Construction also participated actively in the construction of International Finance Centre which has brought the Company yet another award for building work of excellence.

The Group's wholly-owned subsidiaries, Hang Yick Properties Management Limited, Well Born Real Estate Management Limited and Goodwill Management Limited provided quality property management services to the Group's development projects as well as other private and public housing estate projects. Apart from placing an emphasis on staff training, these property management arms of the Group also play an active role as responsible corporate citizens in support of annual community activity themes promoted by the Government in areas such as educational promotion, voluntary work and environmental awareness. Since the middle of last year, these management arms of the Group totally received 78 open awards which, amongst others, included the Caring Company Award and the Employers Gold Star Award - Platinum Award. Further, these subsidiaries of the Group have also been honoured with the Hong Kong Eco-Business Grand Award - Green Property for three consecutive years in a row and had also been granted the Outstanding Employers Award.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2002 amounted to HK$794 million, representing an increase of 3% as that recorded in the corresponding period in the previous financial year. During the period under review, the total gross rental income of this group amounted to approximately HK$307 million, showing an increase of 7% over that registered in the corresponding period in the previous financial year with average occupancy level of the major rental properties of this group being recorded at approximately 95%.

Benefiting from recent simplification of tourist entry procedures undertaken by the Hong Kong Government to facilitate visitors arriving from Mainland China, the Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy level of 91% during the period under review whilst room tariff rates had been kept steady. Turnover of the retailing business of this group, operated under its Citistore outlets, recorded a decrease in the period under review as compared to that of the corresponding period in the previous financial year.

Megastrength Security Services Company Limited is wholly owned by this group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. Business of this company has developed further in the period under review.

Also, during the period under review, major investments in China Investment Group Limited, which is 64% held by Henderson Investment, are mainly represented by ownership of two toll-roads as well as three toll-bridges in Mainland China and this subsidiary is also engaged in retailing business. This subsidiary recorded a loss of approximately HK$3 million as a result of provisions made in the amount of HK$10.46 million in respect of the re-organisation of its retailing business in Mainland China. It is anticipated that the infrastructural investment projects will continue to provide stable income to this group.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2002, with turnover amounted to HK$6,878 million showing an increase of 0.3%. Profit attributable to shareholders amounted to HK$3,087 million and HK$653 million was invested in development of pipeline and other infrastructures. The number of customers increased by 63,330 households to 1,470,738 households. This group operates five amongst a total of twelve liquefied petroleum gas ("LPG") filling stations in Hong Kong and the current market share in this segment is about 33%.

On the property development front, the project plan for Ma Tau Kok South Plant site was finalized in 2002. It comprises five residential towers and a commercial podium, with a gross footage of over 1,100,000 sq. ft., to be completed in 2005. Phase I of the Airport Railway Hong Kong Station project which this group owned 15% is almost completely rented. Phase II which includes office and commercial properties, a hotel and a service apartment building will be completed in 2003 and 2004 respectively. The Sai Wan Ho Ferry Concourse project which this group owns 50% is making satisfactory progress and is expected to be completed in 2005. Among its businesses in Mainland China, the State Ministry of Foreign Trade and Economic Cooperation has approved the group to register its holding company, The Hong Kong & China Gas Investment Limited, for the purpose of managing investment projects in the Mainland, including businesses in areas such as Guangdong, Jiangsu and Shandong. Currently there are twelve joint venture pipeline gas projects in Mainland China including the Guangdong Liquefied Natural Gas Receiving Terminal and the national West-to-East gas pipeline project. In view of the adverse economic condition in Hong Kong, Towngas tariff and maintenance fee have been frozen at the 1998 level to reduce customer hardship. The group endeavours to grow its business by improving its efficiency and productivity, and developing new markets. The group has received several achievement awards in the area of management and customer services, including consecutively being ranked among the top ten companies in Hong Kong in the Far Eastern Economic Review's Survey of Asia's Leading Companies.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after tax of HK$358 million in the financial year ended 31st December, 2002, showing an increase of 27% compared to that recorded in the previous year. This was mainly attributed to the sales proceeds of the residential portion of Phase 1 of Metro Harbour View. Another two projects at 222 Tai Kok Tsui Road and 6 Cho Yuen Street in Yau Tong will commence once the amount of land premium for rezoning is finalized with the government. Ferry and shipyard related business recorded a HK$68 million operational loss during the year due to impairment in asset value. Operational profit related to tourist and hotel operations has also been reduced by 22%, amounted to HK$3.8 million, due to the poor local consumption level. Sales proceeds from the residential units of Metro Harbour View will remain the main source of income for this group. The commercial portion of this project, namely, the Metro Harbour Plaza, will serve as a steady income source for this group in the future.

Miramar Hotel and Investment Company, Limited recorded HK$89 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2002, representing an increase of 10.3% over that recorded in the corresponding period in the previous financial year. Despite the continuing poor rental rates due to the adverse local economic condition, Miramar Shopping Arcade and Miramar Tower recorded occupancy levels of over 90%, and the shopping arcade of Hotel Miramar was nearly totally rented. Overall rental income has only shown a mild decrease. During the period, the occupancy rate of the hotel has stabilized although pressure to adjust the room tariff rate downward still existed. Average occupancy rate had slightly increased by 3% compared to that of the previous year, enabling a slight growth in hotel profit. The business performance of this group for the second half of the financial year is anticipated to be satisfactory.

Henderson China Holdings Limited

For the six months ended 31st December, 2002, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$98 million, whilst a net profit of HK$89 million was recorded in the same period in the previous financial year. Loss per share was HK$0.20. During the period under review, this group had made provisions on property projects and written off bad debts relating to property rental for a total amount of HK$135 million.

Major property markets in Mainland China generally remained active although performance of property sale prices and rentals varied significantly amongst the different major cities. Almost all of the remaining residential units in the Shanghai Skycity project of this group had been sold with prices remaining steady. Further, this group has undertaken improvements in facilities and in the provision of property management services at the State Apartments in Beijing Henderson Centre with an aim to enhance the value of this group's existing holding of the units in the project which will be re-launched for sale at a later date. Over 90% of the residential units in the Heng Bao Garden project of this group located in Guangzhou had been sold. Moreover, around 80% and 50% of Phase VIII and Phase IX respectively of this group's joint venture development project known as the Lexi New City located in Panyu District had also been sold and sales continued to make steady progress for this project.

During the period under review, the rental property business of this group in all major cities, with the exception of Beijing, made satisfactory progress. In Beijing, certain tenants in the Beijing Henderson Centre breached the tenancy agreements and vacated the premises. Refurbishment will now be undertaken at the shopping arcade in the Beijing Henderson Centre and the vacated shop units will be leased out again in the third quarter of 2003 after the launch of a new marketing campaign. Furthermore, the shopping premises of Shanghai Skycity had also been fully let whilst occupancy of the office units in this project also exceeded 60%. Heng Bao Plaza, which is located right above the Changshou Road underground railway station in Guangzhou and gradually becomes widely recognised as one of the more popular large-scale shopping centres in the busy Li Wan District shopping area, has progressed well with the leasing of its Basement Level 1 and the three additional shopping floors upto Level 3, recording an average occupancy rate of almost 70%.

In light of the concerns of the central government on the over-heating in certain areas in the Mainland, this group will undertake a review of the various property projects in hand and determine the strategies for future developments so as to reflect the value of this group's properties under the prevailing conditions in the marketplace.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$13 million for the six months ended 31st December, 2002, showing a significant improvement of 57% compared with that for the corresponding period in the previous year. During the period, this group further developed iCare's broadband services, Internet services, IDD services and retail businesses; users and subscribers grew to a total of 275,000 as at the end of 2002. During the period under review, Eastar has commenced development of the second phase of its local wireless Fixed Telecommunications Network Services ("FTNS") network infrastructure to meet Office of Telecommunications Authority of Hong Kong's ("OFTA") requirements. Future Home has also designed and installed various management and monitoring systems in a number of housing estates.

Privatisation Scheme of Henderson Investment Limited

On 29th November, 2002, the Group made an announcement to offer HK$7.60 in cash as cancellation price for each share in Henderson Investment Limited ("HIL") under a privatisation proposal. According to the rules under the "Codes on Takeovers and Mergers and Share Repurchases", one of the conditions to be met is that shareholders who voted against the Scheme cannot exceed 10% in value of all the HIL shares held by independent minority shareholders. At the Court Meeting held on 2nd January, 2003, notwithstanding that 85.6% of independent minority shareholders voted in favour of the privatisation proposal, since the shareholders that voted against the Scheme exceeded the stipulated 10% level as mentioned above, the Scheme cannot become effective and has therefore lapsed.

Corporate Finance

In July, 2002, the Group reached an agreement with the Urban Redevelopment Authority to terminate a funding commitment extended by the Group in relation to the funding of a government redevelopment project and this has significantly reduced the future financing requirements of the Group. The Group possesses abundant long-term committed financing facilities offered by commercial banks to fund the future expansion of the Group's business. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has recently begun to lock in interest rates of one year term and longer to match part of the medium-term funding needs of the Group. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore extremely small. Further, the Group does not engage in any derivatives trading activities for speculation purpose.

PROSPECTS

Notwithstanding that the war in Iraq will bring about uncertainties in the global economy, Mainland China is still anticipated to be able to maintain steady economic growth. Further, as exchange rates of the Hong Kong currency had already adjusted downwards alongside with the falling value of the U.S. counter-part, in-bound tourists as well as local exports continued to grow. Together with the government steps now taken to speed up and bring out the synergy effects of the merging of the Hong Kong and Pearl River Delta region, these factors contribute positively to the local economy.

In mid November of last year, the Hong Kong Government announced the implementation of nine measures aiming to stabilise the local property market. The Government had further laid down in a clear manner the policy directions and strategic role of the Government in the local property market in the long term. Under the new policy, the Government's role will only be confined to making orderly adjustments in overall land supply, whereas development and supply of housing will principally be left with private property developers. These long term policies lay a good foundation for the healthy development of the local property market, and will contribute towards reviving the long term economic growth of the local economy. Furthermore, the plans recently announced by the Government to bring in more immigrants to Hong Kong will also attract more investors to come to invest and acquire properties in Hong Kong. Implementation of these two sets of government policies will both help to accelerate the supply and demand of the housing situation prevailing in Hong Kong. In addition, property prices have now already fallen to levels that were recorded in the early-nineties, interest rates have adjusted to a historical low point, the ability of local end-users to service mortgage payments have risen to a historical high level, and the cost of servicing housing mortgage loan has fallen significantly below the monthly rental outlay. Under such circumstance, it is anticipated that more home buyers and property investors will emerge once the local economy becomes stable. In 2003, your Group plans to put up approximately 7,800 new and completed residential units. The majority of these residential units are located at busy areas in urban areas. Most of these units are suited to first-time buyers and a portion of these units would be suitable for the investment immigrant market.

In light of the competitive market condition, the Group continuously reviews its land resources with a view to enhance their value and investment return. The Group also endeavours to raise the standard of its products and strengthen the after-sales services to customers of the Group. Where applicable, new construction techniques and building materials will be used to bring about improvements in increasing efficiency and the reduction of costs. The major investment properties owned by the Group mainly comprise large-scale shopping centres, located close to the mass transit and mainline railway networks with heavy pedestrian traffic, enjoying relatively stable occupancies and steady rental rates. This rental property portfolio is a major source for the growth of the Group's stable recurrent income. Further, the satisfactory results of the Group's associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, also contribute to bring in stable income to the Group. Added to these, pre-sold properties that will be completed in the current financial year will also bring in significant profits to the Group. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory growth.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account - unaudited

	Notes	For the six months ended 31st December, 2002 HK$'000	2001 HK$'000
Turnover	2	**4,706,521**	2,982,655
Direct costs		**(3,299,368)**	(1,667,529)
		1,407,153	1,315,126
Other revenue	3	**193,657**	32,481
Other net income	3	**9,783**	87,073
Selling and marketing expenses		**(160,984)**	(170,105)
Administrative expenses		**(331,999)**	(320,139)
Other operating expenses	4	**(303,689)**	(8,789)
Profit from operations	2	**813,921**	935,647
Finance costs	6(a)	**(71,969)**	(77,166)
Non-operating (expenses)/income	5	**(78,163)**	27,865
		663,789	886,346
Share of profits less losses of associates		**761,900**	681,150
Share of profits less losses of jointly controlled entities		**(54,315)**	(32,895)
Profit from ordinary activities before taxation	6	**1,371,374**	1,534,601
Taxation	7	**(163,276)**	(162,749)
Profit from ordinary activities after taxation		**1,208,098**	1,371,852
Minority interests		**(198,076)**	(270,944)
Profit attributable to shareholders		**1,010,022**	1,100,908
Interim dividend declared after the interim period end	8(a)	**602,749**	602,749
Earnings per share	9	**HK$0.59**	HK$0.64

The notes on pages 14 to 29 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2002 (Unaudited) HK$'000	At 30th June, 2002 (Audited) HK$'000
Non-current assets			
Fixed Assets	10		
- Investment properties		**31,084,229**	27,734,592
- Other fixed assets		**6,018,714**	10,497,230
		37,102,943	38,231,822
Interest in associates		**15,548,446**	16,363,479
Interest in jointly controlled entities		**5,190,099**	5,580,996
Investments in securities		**896,663**	1,017,816
Properties held for development		**4,754,001**	5,140,967
Instalments receivable		**1,767,495**	1,931,339
		65,259,647	68,266,419
Current assets			
Leasehold land		**3,429,836**	3,451,665
Properties under development		**7,994,325**	11,199,920
Properties held for resale		**48,192**	48,192
Completed properties for sale	11	**6,112,626**	3,546,499
Inventories		**58,849**	58,237
Investments in securities		**292,979**	216,700
Amounts due from customers for contract work		**106,963**	100,806
Deposits for acquisition of properties		**68,469**	88,471
Loans receivable		**205,610**	205,610
Debtors, prepayments and deposits	12	**1,285,557**	1,516,290
Instalments receivable	13	**370,701**	405,648
Cash held by stakeholders		**243,804**	272,828
Pledged bank deposits		**20,205**	20,205
Cash and cash equivalents	14	**1,860,636**	1,351,972
		22,098,752	22,483,043
Current liabilities			
Bank loans and overdrafts			
- secured		**85,962**	88,532
- unsecured		**739,905**	1,454,410
Unsecured other loans		**26,320**	757,541
Obligations under finance leases		**218**	417
Forward sales deposits received		**911,268**	2,343,890
Rental and other deposits		**388,460**	385,200
Creditors and accrued expenses	15	**1,913,501**	1,571,537
Amounts due to customers for contract work		**22,372**	51
Taxation		**282,751**	361,865
		4,370,757	6,963,443
Net current assets		**17,727,995**	15,519,600
Total assets less current liabilities		**82,987,642**	83,786,019

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	**At 31st December, 2002 (Unaudited) HK$'000**	At 30th June, 2002 (Audited) HK$'000
Non-current liabilities			
Bank loans			
- secured		**213,729**	206,082
- unsecured		**10,475,984**	9,630,378
Unsecured other loans		—	26,320
Obligations under finance leases		—	47
Land premium		**17**	17
Amounts due to fellow subsidiaries		**4,266,128**	3,715,617
		14,955,858	13,578,461
		68,031,784	70,207,558
Minority interests		**12,943,850**	13,355,931
		55,087,934	56,851,627
Capital and reserves			
Share capital	16	**3,444,280**	3,444,280
Share premium		**8,387,915**	8,387,915
Capital reserves	17	**1,470,497**	1,647,984
Investment property revaluation reserve	18	**10,546,389**	12,311,082
Retained profits	19	**31,238,853**	31,060,366
		55,087,934	56,851,627

The notes on pages 14 to 29 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Statement of Changes in Equity - unaudited

	Notes	2002 HK$'000	2001 HK$'000
		For the six months ended 31st December,	
Shareholders' equity at 1st July			
- as previously reported		**56,851,627**	57,260,453
- prior period adjustment	1	**(56,572)**	—
- as restated		**56,795,055**	57,260,453
Capital reserve arising on consolidation		—	272,040
Deficits on revaluation of properties			
- investment properties	18	**(1,755,468)**	—
- other properties	17	**(177,487)**	—
Net (losses)/gains not recognised in the profit and loss account		**(1,932,955)**	272,040
Net profit for the period		**1,010,022**	1,100,908
Dividend approved during the period	8(b)	**(774,963)**	(947,177)
Profit realised on dilution of interest in a subsidiary		—	(34,456)
Investment property revaluation reserve realised during the period	18	**(9,225)**	(87,498)
		(1,707,121)	303,817
Shareholders' equity at 31st December		**55,087,934**	57,564,270

The notes on pages 14 to 29 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement - unaudited

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Net cash from operating activities	**1,742,410**	1,191,055
Net cash from/(used in) investing activities	**369,734**	(313,834)
Net cash used in financing activities	**(1,506,770)**	(554,234)
Net increase in cash and cash equivalents	**605,374**	322,987
Cash and cash equivalents at 1st July	**1,114,190**	1,348,045
Cash and cash equivalents at 31st December	**1,719,564**	1,671,032

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2002, except for the following new/revised SSAPs which are effective and have been adopted for the first time in preparation of the current period's condensed consolidated financial statements :

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 25 (Revised)	:	"Interim financial reporting"
SSAP 34	:	"Employee benefits"

In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity and in accordance with SSAP 15 (Revised) "Cash flow statements", the preparation of cash flow statement is modified as required.

The adoption of the SSAP 34 and SSAP 11 (Revised) have no significant impact on the Group's financial results except that certain associates of the Group have chosen to recognise the entire transitional liabilities arising from the change in accounting policy for the retirement scheme, pursuant to the transitional provisions prescribed in the accounting standard. As these changes in accounting policy have been applied retrospectively and thus have resulted in adjustments of HK$76,987,000 to the interest in associates of the Group, adjustments of HK$20,415,000 to the minority interest and adjustments of HK$56,572,000 to the opening balance of retained profits as at 1st July, 2002. No restatement of other comparative information has been made.

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	—	the development and sale of properties
Property leasing	—	the leasing of properties
Finance	—	the provision of financing
Building construction	—	the construction of building works
Infrastructure	—	the investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the six months ended 31st December, 2002

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	–	4,706,521
Other revenue	876	1,364	290	352	85	–	298	169,674	–	172,939
External revenue	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	–	4,879,460
Inter-segment revenue	–	74,630	1,416	749,454	–	–	–	12,946	(838,446)	–
Total revenue	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
Segment result	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
Inter-segment transactions	31,721	(54,913)	(1,416)	(52,342)	–	26,753	9,024	(6,672)		(47,845)
Contribution from operations	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
Bank interest income										20,718
Unallocated operating expenses net of income										(202,658)
Profit from operations										813,921
Finance costs										(71,969)
Non-operating expenses										(78,163)
										663,789
Share of profits less losses of associates and jointly controlled entities										707,585
Taxation										(163,276)
Minority interests										(198,076)
Profit attributable to shareholders										1,010,022

2 SEGMENTAL INFORMATION (cont'd)

For the six months ended 31st December, 2001

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	–	2,982,655
Other revenue	431	–	–	–	376	–	–	527	–	1,334
External revenue	923,580	1,018,375	157,277	201,169	118,015	65,165	86,221	414,187	–	2,983,989
Inter-segment revenue	–	24,795	12,283	11,174	–	–	–	6,485	(54,737)	–
Total revenue	923,580	1,043,170	169,560	212,343	118,015	65,165	86,221	420,672	(54,737)	2,983,989
Segment result	44,290	655,981	169,560	13,115	81,340	22,668	(16,020)	179,822		1,150,756
Inter-segment transactions	16,924	(14,341)	(12,283)	(2,884)	–	932	12,490	(5,240)		(4,402)
Contribution from operations	61,214	641,640	157,277	10,231	81,340	23,600	(3,530)	174,582		1,146,354
Bank interest income										18,125
Unallocated operating expenses net of income										(228,832)
Profit from operations										935,647
Finance costs										(77,166)
Non-operating income										27,865
										886,346
Share of profits less losses of associates and jointly controlled entities										648,255
Taxation										(162,749)
Minority interests										(270,944)
Profit attributable to shareholders										1,100,908

Notes to the Condensed Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION (cont'd)

Geographical segments:

For the six months ended 31st December, 2002

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**4,457,211**	**249,310**	**4,706,521**
Other revenue	**170,237**	**2,702**	**172,939**
External revenue	**4,627,448**	**252,012**	**4,879,460**

For the six months ended 31st December, 2001

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	2,530,593	452,062	2,982,655
Other revenue	431	903	1,334
External revenue	2,531,024	452,965	2,983,989

3 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December, **2002** HK$'000	2001 HK$'000
Other revenue:		
Bank and other interest income	**24,727**	18,125
Others	**168,930**	14,356
	193,657	32,481
Other net income:		
Loss on disposal of investments in securities	**(253)**	—
(Loss)/profit on disposal of fixed assets	**(497)**	82,875
Others	**10,533**	4,198
	9,783	87,073

Notes to the Condensed Interim Financial Statements (unaudited)

4 OTHER OPERATING EXPENSES

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Provisions on property projects	**257,620**	—
Bad debts written off	**37,836**	—
Others	**8,233**	8,789
	303,689	8,789

5 NON-OPERATING (EXPENSES)/INCOME

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Unrealised holding (loss)/gain on investments in securities	**(39,711)**	4,546
Impairment loss on property, plant and equipment recognised	**(14,318)**	—
Amortisation of goodwill	**(22,000)**	—
Profit realised on dilution of interest in a subsidiary (Note)	**—**	34,456
Others	**(2,134)**	(11,137)
	(78,163)	27,865

Note: The gain arising on dilution of interest in a subsidiary was included in capital reserve and the amount to be released to the consolidated profit and loss account is based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging/(crediting):

(a) Finance costs:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Interest on borrowings	**190,267**	283,020
Other borrowing costs	**56,471**	95,807
	246,738	378,827
Less: Amount capitalised*		
- interest	**(133,152)**	(231,128)
- other borrowing costs	**(41,617)**	(70,533)
	71,969	77,166

* The borrowing costs have been capitalised at rates ranging from 1.58% to 2.38% (2001: from 3.47% to 4.21%) per annum.

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**51,041**	72,783
Less: Amount capitalised	**(40)**	(48)
	51,001	72,735
Staff cost**	**404,637**	375,540
Less: Amount capitalised	**(15,206)**	(19,191)
	389,431	356,349
Cost of sales		
- completed properties for sale	**2,237,495**	782,189
- inventories	**99,660**	92,794

** Certain part of the Group's staff cost were relating to direct costs.

Notes to the Condensed Interim Financial Statements (unaudited)

7 TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
The Group		
— Hong Kong	**92,182**	85,632
— Outside Hong Kong	**2,250**	2,326
Associates	**68,365**	71,955
Jointly controlled entities	**479**	2,836
	163,276	162,749

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

Notes to the Condensed Interim Financial Statements (unaudited)

8 DIVIDENDS

(a) Dividends attributable to the interim period:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Interim dividend declared after the interim period end at HK$0.35 per share (2001 : HK$0.35 per share)	**602,749**	602,749

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December,	
	2002	2001
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period, at HK$0.45 per share (2001 : HK$0.55 per share)	**774,963**	947,177

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,010,022,000 (2001: HK$1,100,908,000) and on 1,722,140,000 ordinary shares (2001: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

Notes to the Condensed Interim Financial Statements (unaudited)

10 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation			
At 1st July, 2002	27,734,592	11,301,016	39,035,608
Additions	14,203	328,524	342,727
Transfer	4,462,481	(4,462,481)	—
Reclassification	—	(277,878)	(277,878)
Disposals	(65,768)	(16,312)	(82,080)
Deficits on revaluation	(1,061,279)	—	(1,061,279)
At 31st December, 2002	31,084,229	6,872,869	37,957,098
Amortisation and depreciation			
At 1st July, 2002	—	803,786	803,786
Charge for the period	—	51,041	51,041
Written back on disposals	—	(14,990)	(14,990)
Impairment loss	—	14,318	14,318
At 31st December, 2002	—	854,155	854,155
Net book value or valuation			
At 31st December, 2002	31,084,229	6,018,714	37,102,943
At 30th June, 2002	27,734,592	10,497,230	38,231,822

11 COMPLETED PROPERTIES FOR SALE

Completed properties for sale include properties of HK$3,545,478,000 (at 30th June, 2002: HK$1,894,162,000) carried at net realisable value.

Notes to the Condensed Interim Financial Statements (unaudited)

12 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchaser pursuant to the terms of the sale and purchase agreement. Monthly rent in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Under 1 month overdue	**307,369**	268,114
More than 1 month overdue but less than 3 months overdue	**94,258**	116,105
More than 3 months overdue but less than 6 months overdue	**35,428**	47,164
More than 6 months overdue	**200,180**	154,256
	637,235	585,639
Prepayments, deposits and other receivables	**648,322**	930,651
	1,285,557	1,516,290

13 INSTALMENTS RECEIVABLE

The ageing analysis of instalments receivable (net of provision for bad debts) is as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Under 1 month overdue	**334,177**	351,547
More than 1 month overdue but less than 3 months overdue	**5,732**	5,837
More than 3 months overdue but less than 6 months overdue	**5,723**	6,687
More than 6 months overdue	**25,069**	41,577
	370,701	405,648

Notes to the Condensed Interim Financial Statements (unaudited)

14 CASH AND CASH EQUIVALENTS

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Deposits with banks and other financial institutions	**1,550,079**	1,047,452
Cash at bank and in hand	**310,557**	304,520
	1,860,636	1,351,972

15 CREDITORS AND ACCRUED EXPENSES

The ageing analysis of trade creditors is as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Due within 1 month and on demand	**288,940**	354,032
Due after 1 month but within 3 months	**274,704**	116,273
Due after 3 months but within 6 months	**226,099**	185,833
Due after 6 months	**716,514**	588,999
	1,506,257	1,245,137
Other payables and accrued expenses	**407,244**	326,400
	1,913,501	1,571,537

16 SHARE CAPITAL

	Number of shares		Nominal value	
	At 31st December, 2002 '000	At 30th June, 2002 '000	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Authorised Ordinary shares of HK$2.00 each	**1,800,000**	1,800,000	**3,600,000**	3,600,000
Issued and fully paid Ordinary shares of HK$2.00 each	**1,722,140**	1,722,140	**3,444,280**	3,444,280

17 CAPITAL RESERVES

	Other properties revaluation reserve HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1st July, 2002	**181,236**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,647,984**
Share of revaluation deficits in associates	**(177,487)**	—	—	—	—	**(177,487)**
At 31st December, 2002	**3,749**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,470,497**

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The other properties revaluation reserve, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the valuation of properties, goodwill arising of subsidiaries, associates and jointly controlled entities and foreign currency translation.

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, one of the Group's PRC subsidiaries is required to transfer at least 10% of its profit after taxation, as determined under PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the subsidiary's registered capital. The statutory reserve can be used to make good previous years losses, and not distributable to shareholders.

18 INVESTMENT PROPERTY REVALUATION RESERVE

	HK$'000
At 1st July, 2002	**12,311,082**
Deficits on revaluation	**(916,893)**
Share of revaluation deficits in associates	**(610,919)**
Share of revaluation deficits in a jointly controlled entity	**(227,656)**
Realised upon disposal of properties	**(9,225)**
At 31st December, 2002	**10,546,389**

Notes to the Condensed Interim Financial Statements (unaudited)

19 RETAINED PROFITS

	HK$'000
At 1st July, 2002	
- as previously report	**31,060,366**
- prior period adjustment (Note 1)	**(56,572)**
- as restated	**31,003,794**
Retained profit for the period	**1,010,022**
Final dividend approved in respect of previous year (Note 8(b))	**(774,963)**
At 31st December, 2002	**31,238,853**

20 COMMITMENTS

(a) The Group had capital commitments not provided for in the financial statements as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**382,972**	1,022,341
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**2,760,602**	2,825,018
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**3,021,061**	2,613,073
	6,164,635	6,460,432

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Within 1 year	**1,695,159**	2,090,614
After 1 year but within 2 years	**1,794,519**	1,296,315
After 2 years	**2,674,957**	3,073,503
	6,164,635	6,460,432

Notes to the Condensed Interim Financial Statements (unaudited)

20 COMMITMENTS (cont'd)

(b) The Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
Within 1 year	**17,555**	23,100
After 1 year but within 5 years	**42,761**	63,091
After 5 years	**172,363**	253,041
	232,679	339,232

21 CONTINGENT LIABILITIES

Contingent liabilities of the Group were as follows:

	At 31st December, 2002 HK$'000	At 30th June, 2002 HK$'000
(a) Guarantees given by the Group to financial institutions on behalf of purchasers of flats	**264,724**	273,289
(b) Guarantees given by the Company to banks to secure banking facilities of an associate and jointly controlled entities	**3,474,199**	3,963,523
	3,738,923	4,236,812

(c) The Group has given guarantees to third parties in respect of contracted commitments of its subsidiaries to provide attributable portion of capital to joint property development project and funding of property development project. At 31st December, 2002, the Group had contingent liabilities of HK$453 million (at 30th June, 2002: HK$453 million) in relation to the said guarantees.

(d) Pursuant to the terms of Fixed Telecommunications Network Services licence granted to the Group on 16th February, 2000 and amended on 30th May, 2002, there were contingent liabilities in respect of performance bond guaranteed by a bank on behalf of a subsidiary of the Group amounting to HK$12 million as at 31st December, 2002 (at 30th June, 2002: HK$12 million).

Notes to the Condensed Interim Financial Statements (unaudited)

22 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and Henderson Development Limited and its subsidiaries are as follows:

	For the six months ended 31st December, 2002 HK$'000	2001 HK$'000
Loan arrangement fee (note i)	**39,059**	70,533
Building management service income (note iii)	**17,643**	21,323
Rental commission income (note iii)	**6,812**	7,288
Other interest expense (note i)	**40,287**	53,074

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31st December, 2002 HK$'000	2001 HK$'000
Other interest income (note i)	**21,085**	27,934
Building construction income (note ii)	**364,409**	—
Acquisition of interest in property development (note iv)	**380,529**	—

Notes:

(i) *Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding* from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) Building construction income represents cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The consideration was paid for entitlement to 27% of the future net sales proceeds of the residential portion of the property development.

22 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with companies controlled by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr. Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 31st December, 2002, the advances made to these subsidiaries and associates through companies controlled or owned by Mr. Lee amounting to HK$409,193,000 (at 30th June, 2002: HK$410,158,000) and HK$660,229,000 (at 30th June, 2002: HK$646,116,000) respectively are unsecured. Interest payable by these subsidiaries and associates to companies controlled or owned by Mr. Lee under such arrangements during the period ended 31st December, 2002 are HK$Nil (2001: HK$Nil) and HK$17,764,000 (2001: HK$23,930,000) respectively.

23 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

Financial Review

REVIEW OF RESULTS

During the six-month period ended 31st December, 2002, the Group's turnover amounted to approximately HK$4,707 million as compared to HK$2,983 million recorded in the corresponding period ended 31st December, 2001, representing a substantial increase of 58% at a time when completion footage increased substantially to 2.28 million sq.ft. in the interim period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,010 million in the period under review and was reduced by 8% from that recorded in the corresponding period in the previous financial year.

The property development segment of the Group incurred a loss of approximately HK$44 million based on a turnover of approximately HK$2,601 million recorded in the period under review mainly as a result of provisions made in an amount of HK$258 million for diminution in value of properties in respect of certain development projects of the Group. Further, increased marketing costs incurred under a period of slowdown in the local property market also added to the negative impact on this business segment during this interim period.

Gross rental revenue was maintained at a similar level as that recorded in the corresponding period of the previous financial year and amounted to approximately HK$1,016 million in the interim period under review. Profit contribution from operation relating to property rental amounted to approximately HK$588 million in the six-month period and showed a slight decline of 8% as compared with that recorded in the first half of the previous financial year which was partly attributed to the bad debts written off mainly in connection with uncollected rents from one of the Group's investment property projects in Mainland China. In respect of the core investment property portfolio, however, the Group's positioning strategy to accumulate rental retail shopping centres developments situate in the centre of new towns and located right at the transportation nodes has contributed to provide stable recurrent income, as evidenced by the resilience shown in the local property rental performance amidst a period of economic slowdown.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$98 million in the interim period under review as compared to HK$157 million that was recorded in the corresponding period in the previous financial year mainly due to the fall in interest income resulting from termination of involvement by the Group in funding a government property redevelopment project and the declining interest rates in the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$19 million in profit in the interim period under review, representing a sizeable increase over that recorded in the corresponding period of the previous financial year mainly as a result of effective cost control undertaken by the Group.

The Group's segment result from its investment in infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$75 million as compared to HK$81 million recorded for the corresponding period in the previous financial year. This reduced contribution was mainly attributed to slight drop in traffic flow and thus revenues in respect of the Group's toll roads and bridges in the period under review. Apart from engaging in infrastructural projects, China Investment Group Limited was also engaged in retailing business in Mainland China. After minority interests, deduction of operating expenses and depreciation as well as accounting for HK$10.46 million in impairment loss provision in respect of the re-organisation of the retailing business of this subsidiary and a loss of approximately HK$3 million was incurred in the interim period under review.

Contribution to profit deriving from hotel operation of the Group amounted to HK$24 million in the interim period under review, being at almost the same level as that posted in the corresponding period of the previous financial year. The department store operation of the Group made a profit contribution of approximately HK$8 million in the interim period under review before accounting for rental payment made to member companies of the Group, reversing the loss position of approximately HK$4 million recorded in the corresponding period in the previous financial year.

Other business activities of the Group contributed a combined profit of approximately HK$227 million in the period under review, reflecting an increase of approximately 30% against that recorded in the corresponding period of the previous financial year after accounting for sums received pursuant to the termination of involvement by the Group in managing and funding a government property redevelopment project.

Share of profits less losses of associates of the Group increased to approximately HK$762 million from HK$681 million recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates continued to increase in the financial period under review and amounted to approximately HK$731 million which evidenced the resilient and recurrent nature of this income source. However, share of profits less losses of jointly controlled entities of the Group being mainly engaged in property development and property investment activities recorded a loss of approximately HK$54 million after inclusion of provisions made in respect of diminution in value of properties during the period under review.

FINANCIAL RESOURCES AND LIQUIDITY

As of 31st December, 2002, shareholders' funds of the Group amounted to approximately HK$55,088 million as compared with HK$56,852 million recorded as at 30th June, 2002. The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowings, after deducting cash holdings of approximately HK$1,881 million, amounted to approximately HK$9,661 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate sources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2002 and 30th June, 2002 respectively are summarised as follows:

	As at 31st December, 2002 HK$'000	As at 30th June, 2002 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**852,187**	2,300,483
After 1 year but within 2 years	**6,106,792**	5,237,320
After 2 years but within 5 years	**3,050,283**	4,010,185
After 5 years	**1,532,638**	615,275
Total Bank Loans and Borrowings	**11,541,900**	12,163,263
Less: Cash at bank and in hand	**(1,880,841)**	(1,372,177)
Total Net Bank Borrowings	**9,661,059**	10,791,086

GEARING RATIO

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds reduced to 17.5% from 19.0% that was registered as at 30th June, 2002. The Group's interest expense before capitalisation was recorded at approximately HK$247 million for the period under review and showed a decrease compared to that recorded in the corresponding period in the previous financial year due to lower interest rate environment. Profit from operations of HK$814 million covered the interest expense before capitalisation of HK$247 million by 3.3 times as at the end of the period under review, as compared to 2.5 times that was posted as at the end of the past financial year.

INTEREST RATE EXPOSURE AND EXCHANGE RATE EXPOSURE

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has recently begun to lock in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate loans. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the financial period under review to fund its property projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. As at 31st December, 2002, there were no interest rate or currency swap contracts outstanding.

CAPITAL COMMITMENTS

As at 31st December, 2002, capital commitments of the Group amounted to HK$6,165 million, as compared with HK$6,460 million recorded as at 30th June, 2002. A portion of these commitments, to the extent of HK$2,760 million, was mainly accounted for by the capital commitments of the Group's subsidiary, Henderson China Holdings Limited. The future development expenditure approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$3,021 million as compared to HK$2,613 million recorded as at the end of the previous financial year.

CONTINGENT LIABILITIES

Contingent liabilities of the Group amounted to approximately HK$4,204 million as at 31st December, 2002, representing a decrease as compared to approximately HK$4,702 million that was outstanding as at 30th June, 2002. These are mainly comprised of guarantees given by the parent company of the Group, Henderson Land Development Company Limited, to commercial banks to secure banking facilities granted to jointly controlled entities of the Group. Further, the parent company of the Group has also given guarantees to third parties in respect of contracted commitments of the Group to provide attributable portion of capital to joint venture property development projects.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2002, the number of full-time employees of the Group was about 6,400 as compared to about 6,300 full-time employees as at 31st December, 2001. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$405 million for the six months ended 31st December, 2002 and HK$376 million for the corresponding period of last year.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 11th April, 2003 to Tuesday, 15th April, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 10th April, 2003. Warrants for the interim dividend will be sent to shareholders on or before Thursday, 24th April, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee met in March 2003 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2003

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2002, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Land Development Company Limited	Lee Shau Kee				1,122,938,300 (Note 3)	1,122,938,300
	Lo Tak Shing	11,000				11,000
	Angelina Lee Pui Ling	30,000				30,000
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 11)		62,700
	Fung Lee Woon King	1,000,000				1,000,000
	Leung Sing	85,600				85,600
	Kan Fook Yee		24,000			24,000
	Ho Wing Fun	100				100
	Jackson Woo Ka Biu		2,000			2,000
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,075,859,007 (Note 8)	2,110,638,943
	Lo Tak Shing	404,375				404,375
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	42,711			1,001,739
	Leung Sing	150,000				150,000
	Ho Wing Fun	1,100				1,100
Henderson China Holdings Limited	Lee Shau Kee				325,133,977 (Note 15)	325,133,977
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lo Tak Shing	2,021				2,021
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Leung Sing	750				750
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 9)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250
	Fung Lee Woon King	465,100				465,100

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
The Hong Kong and China Gas Company Limited	Lee Shau Kee	3,226,174			2,157,017,776 (Note 10)	2,160,243,950
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				252,105,250 (Note 13)	252,105,250
	Woo Po Shing	2,705,000		2,455,000 (Note 11)		5,160,000
	Kan Fook Yee		20,000			20,000
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 11)		3,250
	Leung Hay Man			5,000 (Note 11)		5,000
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 6)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 7)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Zenger Investment Limited	Fung Lee Woon King	1				1
	Leung Sing	2				2
Fordley Investment Limited	Fung Lee Woon King	2,000				2,000
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 11)		1

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Pochette Investment Limited	Leung Hay Man			40 (Note 11)		40
Land Fortune Development Limited	Lo Tak Shing			1 (Note 11)		1
Gain Base Development Limited	Fung Lee Woon King	50				50
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 11)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 11)		4,000
Shellson International Limited	Lee Ka Kit			25 (Note 11)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 11)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 11)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 11)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 11)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Options to subscribe for shares in subsidiaries

(i) Henderson Cyber Limited

As at 31st December, 2002, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2002	Number of share options granted during the period	Number of share options outstanding at 31st December, 2002
Lee Shau Kee	2,400,000	—	2,400,000
Colin Lam Ko Yin	1,200,000	—	1,200,000
Lee Ka Kit	1,200,000	—	1,200,000
Lee Ka Shing	1,200,000	—	1,200,000
John Yip Ying Chee	1,200,000	—	1,200,000
Patrick Kwok Ping Ho	600,000	—	600,000
Li Ning	400,000 (Note 18)	—	400,000
Ho Wing Fun	400,000	—	400,000
Suen Kwok Lam	400,000	—	400,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2002
28/06/2000	1,250,000	—	1,250,000

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2002
28/06/2000	17,500,000	—	100,000	17,400,000

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2002
04/10/2000	100,000	—	100,000

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

As at 31st December, 2002, share options for a total of 27,650,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6 per cent. of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	9	9,000,000
Employees	3	1,250,000
Other participants	42	17,400,000
	54	27,650,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2002.

(ii) Henderson China Holdings Limited

As at 31st December, 2002, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2002	Exercisable Period	Name of share options granted during the period	Number of share options outstanding at 31st December, 2002
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001-20/08/2004	—	1,500,000
Lee Ka-Kit	02/05/2001	1,500,000	02/11/2001-01/11/2004	—	1,500,000

Particulars of outstanding share options of the employee of Henderson China under the Henderson China Share Option Scheme are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2002	Exercisable Period	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2002
12/12/2000	1,000,000	28/06/2001-27/06/2004	—	1,000,000

Subject to the terms and conditions of the Henderson China Share Option Scheme, the above Directors and the employee of Henderson China will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

As at 31st December, 2002, share options granted under the Henderson China Share Option Scheme for a total of 4,000,000 shares in Henderson China remained outstanding, representing in aggregate approximately 0.8 per cent. of the existing issued share capital of Henderson China. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Directors	2	3,000,000
Employee	1	1,000,000
	3	4,000,000

No share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the period ended 31st December, 2002.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December, 2002, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	1,110,384,700
Hopkins (Cayman) Limited (Note 2)	1,110,384,700
Henderson Development Limited (Note 1)	1,110,192,200
Glorious Asia S.A. (Note 1)	534,039,300
Believegood Limited (Note 1)	215,094,300

Notes:

1 These shares were beneficially owned by Henderson Development Limited ("HD") and its subsidiaries. Glorious Asia S.A. ("Glorious"), a wholly-owned subsidiary of HD, together with its subsidiaries beneficially owned 534,039,300 shares out of these shares. Believegood Limited, a wholly-owned subsidiary of Glorious, beneficially owned 215,094,300 shares.

2 Of these shares, 1,110,192,200 shares are duplicated in the interests described in Note 1. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited was the trustee of the Unit Trust which beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 192,500 shares).

3 Of these shares, 1,110,384,700 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued share capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 by virtue of the SDI Ordinance.

4 Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5 These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

7 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

8 These shares were beneficially owned by FS and certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in FS and the Company as set out in Note 1, Note 2 and Note 3 by virtue of the SDI Ordinance.

9 These shares were beneficially owned by certain subsidiaries of Henderson Investment Limited ("HI"). Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

10 These shares were beneficially owned by certain subsidiaries of HI, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in HI, FS and HD as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

11 These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

12 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13 These shares were beneficially owned by certain subsidiaries of HI. Dr. Lee Shau Kee was taken to be interested in HI through FS and the Company as set out in Note 1, Note 2, Note 3 and Note 8 by virtue of the SDI Ordinance.

14 Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company as set out in Note 3 by virtue of the SDI Ordinance.

16 These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17 These shares were beneficially owned by a subsidiary of HI, FS, certain subsidiaries of the Company and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in HI, FS, the Company and China Gas as set out in Note 1, Note 2, Note 3, Note 8 and Note 10 by virtue of the SDI Ordinance.

18 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

恒基兆業地產有限公司

中期業績及股息

董事局宣佈本集團截至二零零二年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合盈利為港幣十億一千萬元，與上年度同期比較，減少百分之八。每股盈利為港幣五角九仙。

董事局宣佈派發中期股息，每股港幣三角五仙，給予二零零三年四月十五日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

售樓成績

本港經濟仍受內外圍之負面影響，集團截至二零零二年十二月三十一日止之六個月內，售出樓宇自佔共約一千七百個單位，銷售總值約為港幣三十七億元，其中約一千六百個單位經已建成入伙，售價約為港幣三十四億元。

本集團期內建成入伙之地盤如下：

地盤位置	大廈名稱	本集團所佔權益 (%)	樓面面積 (平方呎)
香港			
1. 大埔市地段161號	比華利山別墅一、二期	90.10	652,481
2. 英皇道933號	御皇臺	100.00	138,373
3. 將軍澳市地段57及66號	將軍澳中心一期	24.63 (註一)	367,486
4. 青山公路－掃管笏段，管青路2號	愛琴海岸	25.00	312,390
5. 醫局街198號	嘉裕居	100.00	39,113
6. 元朗大棠路99號	蝶翠峰二期（第十三、十五及十六座），三及四期	44.00	234,433
7. 福利街8號	港灣豪庭一期（住宅）	72.76 (註二)	539,350
		自佔總計：	2,283,626

本集團發售中之主要地盤：

地盤位置	大廈名稱	本集團所佔權益 (%)	樓面面積 (平方呎)
香港			
1. 大埔露輝路28號	淺月灣一期	100.00	226,561
2. 大埔露屏路1號	淺月灣二期	100.00	182,545
3. 京士柏山道1-98號	京士柏山	62.04	149,587
4. 西摩道3號	輝煌豪園	63.35	117,384
5. 紅荔道8號	半島豪庭	50.00	739,276
6. 元朗大棠路99號	蝶翠峰一、二期	44.00	368,745
7. 東涌海濱路8號	海堤灣畔第一至三座	20.00	179,634
8. 英皇道933號	御皇臺	100.00	138,373
9. 將軍澳市地段57及66號	將軍澳中心一、二期	24.63 (註一)	729,438
10. 青山公路－掃管笏段，管青路2號	愛琴海岸	25.00	312,390
11. 福利街8號	港灣豪庭一、二期 (住宅)	72.76 (註二)	1,052,338
		自佔總計：	4,196,271

註一：兩地段合併所佔權益

註二：包括應佔香港小輪(集團)有限公司所持之權益

土地儲備

期內本港地產市道續受外圍及內部之負面影響，政府停止賣地，集團維持審慎保守之策略，集中就農地補地價及增加地積比率與政府磋商，並有良好進展。上水吳屋村之地塊由3.3倍住宅發展增加至5倍，已申請補地價，自佔住宅樓面將可增加至約二十二萬平方呎。大棠路二期地塊亦已申請換地，可建樓面約六十四萬平方呎，集團自佔四十四萬平方呎。集團位於粉嶺北區馬適路之地塊，共約七十萬平方呎，預算爭取發展為五倍之住宅用地，將為集團提供約三百多萬平方呎之住宅樓面。另烏溪沙地盤，估計可作三倍住宅發展，估計總樓面面積約為四百萬平方呎，集團自佔約一百六十萬平方呎，正待政府處理有關之規劃圖，預計短期內有結果。此外在粉嶺和興路之十七萬平方呎農地，估計發展後集團自佔約五十八萬平方呎住宅樓面。另外，油塘灣船廠重建計劃進展順利，有關填海之環境許可證已獲環境保護署批出，整個發展項目計劃興建三十八幢，樓面共約九百七十萬平方呎之住宅樓宇，集團自佔樓面約一百七十二萬平方呎。集團旗下之香港小輪(集團)有限公司位於大角咀道之宿舍地盤，已申請補地價，可建商／住樓面約三十二萬平方呎，集團自佔七萬三千平方呎。

集團期內購入香港中華煤氣有限公司馬頭角南廠重建項目住宅部份百分之二十七權益，增加集團自佔住宅樓面約十九萬平方呎。集團於半年結日擁有土地儲備自佔樓面共約一千九百一十萬平方呎，另有農地土地面積約二千二百八十萬平方呎。

出租物業

集團上半年度總租金收入約為港幣十一億元，較去年同期增長約百分之五。雖然期內整體租金下滑，但集團出租物業以商場為主，位於鐵路網絡及人流增加之新市鎮，租金穩定。在上半年度內，集團整體之主要出租物業的出租率保持上年度同期平均約百分之九十四的水平。半年結日，集團出租物業樓面面積共七百一十萬平方呎。

本集團及旗下香港中華煤氣有限公司，共擁有百分之四十七點五權益之機鐵香港站國際金融中心。第二期樓高八十八層之寫字樓，將於二零零三年六月落成，商場已預租約百分之四十，將於今年下半年交予租戶經營。國際金融中心整個項目包括兩幢寫字樓，共二百七十四萬平方呎; 商場六十四萬平方呎，另有車位一千八百個; 及以四季酒店命名之四百個房間酒店及六百個服務式住房，共一百一十萬平方呎。整個項目面積共四百四十八萬平方呎，預計於二零零四年底建成，為集團提供更多穩定之收益。

建築與物業管理

集團屬下之裕民、恒達、恒順及恒麗等建築公司承建本集團之大部份發展項目，其中裕民建築更剛邁進三十週年，至今建成樓面面積超過一億平方呎，項目包括大型屋苑、商業大廈、工業大廈、大型商場、酒店、醫院、公園、天橋及交通總匯等，無論於建造經驗、技術、管理及品質控制方面，皆屬同業翹楚。裕民建築早於1999年已取得ISO 9002-1994國際質量標準之認證，又於二零零二年提升至ISO 9001國際質量標準2000年版，更於參與承建國際金融中心時，取得高榮譽之優質建築獎。

本集團之恒益物業管理、偉邦物業管理及冠威管理有限公司，為集團發展之物業，以及私人和房屋署轄下之屋苑，提供優質物業管理服務。除了重視員工培訓，亦藉每年不同之「主題年」深化推廣教育、義工、環保等活動，積極參與及回饋社會，二零零二年中迄今獲頒《商界展關懷標誌》及《僱主金星獎白金大獎》等公開獎項78項，包括連續三年獲頒《環保物業管理獎榮譽金獎》及集團榮獲《傑出僱主獎》。

恒基發展

恒基兆業發展有限公司截至二零零二年十二月三十一日止六個月之綜合盈利為港幣七億九千四百萬元，較去年同期增加百分之三。期內總租金收入約為港幣三億零七百萬元，較去年同期增加百分之七，主要收租物業之平均出租率約為百分之九十五。

受惠於簡化國內旅客到港旅遊之手續，香港麗東酒店及九龍麗東酒店均於期內錄得百分之九十一的平均入住率，而房租水平亦趨穩定。另外，旗下的千色店百貨業務在期內之營業額比去年同期減少。

集團屬下之宏力保安服務有限公司提供全面保安專業管理服務，包括護衛、場地保安、危機管理及應變計劃、商場及優質酒店保安服務。期內業務穩定發展。

恒基發展持有百分之六十四權益之中國投資集團有限公司，主要在國內投資兩條收費公路和三條收費橋樑，以及經營百貨業務。期內需為國內百貨業務重組作港幣一千零四十六萬元之撥備，因而錄得淨虧損港幣三百萬元。預期公路及橋樑之投資將繼續為集團帶來穩定的回報。

聯營公司

*香港中華煤氣有限公司*截至二零零二年十二月三十一日止之全年業績維持穩定，營業額較上年度增加0.3%至約港幣六十八億七千八百萬元，本年度之股東應佔溢利為港幣三十億八千七百萬元，年內再投資港幣六億五千三百萬元於拓展輸配喉管及其他設施，客戶數目亦較上年度增加63,330戶至1,470,738戶。集團在本港經營十二個專用石油氣加氣站其中之五個站，市場佔有率約為百分之三十三。

在地產發展方面的投資，於二零零二年內已落實馬頭角南廠用地之發展計劃，即將興建五幢住宅樓宇及商場設施，項目總樓面面積逾一百一十萬平方呎，預計於二零零五年完成。佔15%之機場鐵路香港站發展項目當中第一期已接近全部租出，第二期之商業物業及兩幢酒店及服務式住宅大樓亦計劃分別於二零零三年及二零零四年度內竣工。持有50%權益的西灣河碼頭廣場項目，上蓋工程進行順利，預期於二零零五年內落成。在國內的業務發展方面，本年度獲中國外貿部批准成立投資性控股公司—港華投資有限公司以負責投資及管理國內之投資項目，業務主要集中在廣東、江蘇及山東等地區；現時在內地共有十二個城市管道燃氣合資項目，包括廣東液化天然氣接收站及西氣東輸管道工程等之國家級能源項目。面對來年本港經濟不景氣，煤氣收費及保養月費凍結於一九九八年水平以紓緩客戶負擔。集團將致力提高成本效益及生產效率，同時不斷擴展新市場，以便促進業務增長。集團就優質管理及客戶服務方面屢獲殊榮，去年更繼續榮獲《遠東經濟評論》列入「亞洲最具領導地位公司」香港區十大最具領導地位企業之一。

*香港小輪(集團)有限公司*截至二零零二年十二月三十一日止年度之除稅後綜合溢利約為港幣三億五千八百萬元，較去年增加百分之二十七。經營溢利主要來自預售「港灣豪庭」第一期住宅樓花之部份收益。另兩個待發展物業位於大角咀道222號及油塘草園街6號，待與政府磋商更改用途補地價完成後便可開始發展。渡輪及船廠相關業務在期內因船廠的資產減值而錄得港幣六千八百萬元之營運虧損；而旅遊及酒店業務的經營溢利亦因本地消費疲弱而較去年減少百分之二十二至港幣三百八十萬元。預期出售「港灣豪庭」住宅單位仍為主要收入來源，而該發展項目之商場部份「港灣豪庭廣場」，開業後將為集團帶來穩定收入。

*美麗華酒店企業有限公司*截至二零零二年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣八千九百萬元，較去年同期上升百分之十點三。雖然本港各類物業租金受制於經濟因素而下調，現時美麗華商場及大廈之出租率超過九成，美麗華酒店商場更接近全部租出，整體租金收入跌幅溫和。酒店業務在上半年度轉趨穩定，房價雖仍有壓力，但平均入住率比上年同期增加接近百分之三，使整體客房收入比去年同期有所增長。預計在下半年度之整體業績將可維持穩定。

恒基中國

恒基中國集團有限公司截至二零零二年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合虧損為港幣九千八百萬元，而上年度同期為盈利港幣八千九百萬元。每股虧損為港幣二角。期內物業項目撥備及租金壞賬撇數共港幣一億三千五百萬元。

中國之主要物業市場普遍表現暢旺，但房地產售價與租金則有地域性差異。該集團不夜城項目之住宅單位近乎全部售出，售價穩定。而該集團並繼續致力提升北京恒基中心匯豪閣之住宅設施及加強物業管理服務，以增加日後推售之價值。廣州住宅項目恒寶華庭現已售出超過百分之九十。該集團合資發展之「番禺洛溪新城」第八期及第九期分別售出接近八成及五成單位，銷情進度穩定。

期內，集團在各主要城市之物業租務除北京外亦有理想進展。 北京恒基中心商場於期內因部份租戶違約離場，現商場於整頓後須重新裝修及包裝出租，並計劃於二零零三年第三季推出市場。上海「不夜城」之商場則已全部租出，而該項目之辦公樓單位出租率亦逾六成。另集團位於廣州長壽路地鐵站上蓋之廣州「恒寶廣場」商場裙樓，已漸成為廣州荔灣區興旺之大型購物中心，第一層地庫至地面上三層平均出租率達七成。

鑑於中國政府對個別地區房地產市場過熱有所憂慮，集團將於本年度內檢討各項目之投資條件，重新作出相應之發展策略調整，使集團之資產價值能充份反映市場現況。

恒基數碼

恒基數碼科技有限公司截至二零零二年十二月三十一日止六個月之股東應佔虧損，約為港幣一千三百萬元，比去年同期之虧損大幅減少百分之五十七。期內積極推行其所訂策略，繼續擴展「名氣佳」之寬頻服務及互聯網服務，直通國際電話服務及零售業務；用戶數目已增長至合共275,000戶。同時裕基科技亦已展開第二期之通訊網絡發展，以符合向電訊管理局作出之承諾。此外，智慧居為多個屋苑設計及安裝各種用途之大廈管理及監控系統。

恒基發展私有化計劃

二零零二年十一月二十九日本集團宣佈建議以現金每股港幣7.6元，私有化恒基發展，根據「公司收購、合併及股份購回守則」規定，條件之一為反對之股東持股量不得多於獨立少數股東所持有之全部恒基發展股份之10%。於二零零三年一月二日召開之法院指令會議上，該私有化建議雖然得到持股量85.6%於會議投票之獨立少數股東投票贊成，惟因反對股東持股量超越上述條件，所以該私有化計劃宣告失效。

集團財務

集團於二零零二年七月與市區重建局達成協議，終止一項用作物業重建之融資承擔，大幅減低集團未來之資金需求，集團備有充裕及有承諾之長期銀行信貸額可供未來擴展業務之用；另外，亦趁近期本港利息持續低企之機會將部份銀行借款分段鎖定一年或更長息期，以便有效地控制集團之借貸成本。集團之借款除小部份為人民幣外，其餘均為港幣借款，故整體之外匯風險極低，此外，集團並無參與任何衍生工具之投機活動。

展望

雖然伊拉克戰事影響全球經濟不明朗，中國經濟可望保持穩定之增長，加上港幣匯價跟隨美元下調，來港旅客及出口貿易持續增長，以及本港與珠三角加速融合，均有助改善本港之經濟。

港府於去年十一月中推出九項穩定樓市措施，明確釐訂政府在房地產之長遠政策及角色，政府祇對土地之整體供應作出有系統之調配，而住宅樓宇之發展及供應將以私營發展商為主導，為本港樓市健康發展訂下良好基礎，並有助恢復本港經濟之長遠增長。另近期政府更公佈吸納移民人口之計劃，有利吸引更多投資者來港投資及置業。兩項政策均有助加速平衡本港樓宇之供求情況，加上現時樓價已回落至九零年代初之水平，利率亦下調至歷史性低位，而買家供樓之負擔能力則提升至歷年來最高水平，供樓負擔較租金為輕，隨著本港經濟回穩，將有更多用家及投資者入市，集團計劃於二零零三年推出約7,800個新盤及現貨單位，主要位於市區旺地及新市鎮，大多適合首次置業者，亦有部份適合投資移民市場。

面對市場之競爭環境，集團不斷檢討所擁有之土地資源，以求提高有關資產之價值及回報效益，亦致力提高產品之質素，增強售後服務，採用新技術及材料以改善生產效率及成本。集團擁有之主要投資物業，大部份為大型商場，均貼近鐵路網絡，人流暢旺，出租率及租金均較為穩定，為集團穩定收益增長之主要來源，而各上市聯營公司包括香港中華煤氣有限公司，香港小輪(集團)有限公司及美麗華酒店企業有限公司等之良好業績亦為集團帶來穩定收益，於本年度落成之已出售物業亦將為集團帶來理想之收益，如無不可預見之因素下，預期本年度全年之業績將有穩定增長。

簡明中期財務報表

綜合損益計算表(未經審核)

	附註	截至十二月三十一日止六個月 二零零二年 港幣千元	二零零一年 港幣千元
營業額	二	**4,706,521**	2,982,655
直接成本		**(3,299,368)**	(1,667,529)
		1,407,153	1,315,126
其他收入	三	**193,657**	32,481
其他收益淨額	三	**9,783**	87,073
分銷及推廣費用		**(160,984)**	(170,105)
行政費用		**(331,999)**	(320,139)
其他營運費用	四	**(303,689)**	(8,789)
經營溢利	二	**813,921**	935,647
融資成本	六(甲)	**(71,969)**	(77,166)
非營運(費用)/收入	五	**(78,163)**	27,865
		663,789	886,346
應佔聯營公司溢利減虧損		**761,900**	681,150
應佔共同控制公司溢利減虧損		**(54,315)**	(32,895)
除税前經常性溢利	六	**1,371,374**	1,534,601
税項	七	**(163,276)**	(162,749)
除税後經常性溢利		**1,208,098**	1,371,852
少數股東權益		**(198,076)**	(270,944)
股東應佔溢利		**1,010,022**	1,100,908
中期結算後宣佈之中期股息	八(甲)	**602,749**	602,749
每股盈利	九	港幣**0.59**元	港幣0.64元

第14頁至29頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零二年十二月三十一日（未經審核）港幣千元	於二零零二年六月三十日（已審核）港幣千元
非流動資產			
固定資產	十		
一投資物業		31,084,229	27,734,592
一其他固定資產		6,018,714	10,497,230
		37,102,943	38,231,822
聯營公司權益		15,548,446	16,363,479
共同控制公司權益		5,190,099	5,580,996
證券投資		896,663	1,017,816
待發展之物業		4,754,001	5,140,967
應收分期款		1,767,495	1,931,339
		65,259,647	68,266,419
流動資產			
租賃土地		3,429,836	3,451,665
發展中物業		7,994,325	11,199,920
待出售物業		48,192	48,192
待出售之建成物業	十一	6,112,626	3,546,499
存貨		58,849	58,237
證券投資		292,979	216,700
應收客戶合約工程款		106,963	100,806
購買物業按金		68,469	88,471
應收貸款		205,610	205,610
應收賬項、預付費用及按金	十二	1,285,557	1,516,290
應收分期款	十三	370,701	405,648
保管賬存款		243,804	272,828
已抵押銀行存款		20,205	20,205
現金及現金等價物	十四	1,860,636	1,351,972
		22,098,752	22,483,043
流動負債			
銀行借款及透支			
一有抵押		85,962	88,532
一無抵押		739,905	1,454,410
其他無抵押借款		26,320	757,541
融資租賃承擔		218	417
已收預售樓宇定金		911,268	2,343,890
租約及其他按金		388,460	385,200
應付賬項及應付費用	十五	1,913,501	1,571,537
應付客戶合約工程款		22,372	51
課税準備		282,751	361,865
		4,370,757	6,963,443
流動資產淨值		17,727,995	15,519,600
總資產減流動負債		82,987,642	83,786,019

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零二年 十二月三十一日 (未經審核) 港幣千元	於二零零二年 六月三十日 (已審核) 港幣千元
非流動負債			
銀行借款			
一有抵押		**213,729**	206,082
一無抵押		**10,475,984**	9,630,378
其他無抵押借款		**—**	26,320
融資租賃承擔		**—**	47
土地補價		**17**	17
同母系附屬公司借款		**4,266,128**	3,715,617
		14,955,858	13,578,461
		68,031,784	70,207,558
少數股東權益		**12,943,850**	13,355,931
		55,087,934	56,851,627
資本及儲備			
股本	十六	**3,444,280**	3,444,280
股份溢價		**8,387,915**	8,387,915
資本儲備	十七	**1,470,497**	1,647,984
投資物業重估儲備	十八	**10,546,389**	12,311,082
保留溢利	十九	**31,238,853**	31,060,366
		55,087,934	56,851,627

第14頁至29頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合權益變動表(未經審核)

	附註	截至十二月三十一日止六個月 二零零二年 港幣千元	二零零一年 港幣千元
於七月一日之股東權益			
一上期報告		**56,851,627**	57,260,453
一前期調整	一	**(56,572)**	—
一已重列		**56,795,055**	57,260,453
綜合賬項產生之資本儲備		**—**	272,040
物業重估虧絀			
一投資物業	十八	**(1,755,468)**	—
一其他物業	十七	**(177,487)**	—
未確認在綜合損益賬之淨(虧損)/盈餘		**(1,932,955)**	272,040
本期溢利		**1,010,022**	1,100,908
本期內批准屬於上年度之末期股息	八(乙)	**(774,963)**	(947,177)
投資附屬公司之權益被攤薄所產生之收益		**—**	(34,456)
本期確認之投資物業重估盈餘	十八	**(9,225)**	(87,498)
		(1,707,121)	303,817
於十二月三十一日之股東權益		**55,087,934**	57,564,270

第14頁至29頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
營運業務現金流入淨值	**1,742,410**	1,191,055
投資活動現金流入／(流出)淨值	**369,734**	(313,834)
融資活動現金流出淨值	**(1,506,770)**	(554,234)
現金及現金等價物增加淨值	**605,374**	322,987
七月一日之現金及現金等價物	**1,114,190**	1,348,045
十二月三十一日之現金及現金等價物	**1,719,564**	1,671,032

簡明中期財務報表附註（未經審核）

一 編製基準

本集團之簡明中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本簡明中期財務報表已根據香港聯合交易所有限公司（「聯交所」）主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第25條「中期財務報告」編製而成。

編製簡明綜合中期財務報表所採納之主要會計政策及編製基準與本集團截至二零零二年六月三十日止年度經審核財務報表所使用者相同，惟以下在編製本期簡明綜合財務報表而首次採納之新增／經修訂會計實務準則除外：

會計實務準則第1條（經修訂）	：	「財務報表之呈列」
會計實務準則第11條（經修訂）	：	「外幣換算」
會計實務準則第15條（經修訂）	：	「現金流量表」
會計實務準則第25條（經修訂）	：	「中期財務報告」
會計實務準則第34條	：	「僱員福利」

依照會計實務準則第1條（經修訂）「財務報表之呈列」，綜合權益變動表取代已確認收益及虧損綜合計算表，而依照會計實務準則第15條（經修訂）「現金流量表」，現金流量表之編製已因應需要予以修改。

採納會計實務準則第34條及第11條（經修訂）對本集團財務業績並無重大影響。惟本集團部份聯營公司根據會計實務準則第34條之過渡條款中規定，選擇一次過確認含有界定福利安排之員工退休計劃之虧絀，並為此作出調整。此項會計政策之變更已追溯至往年度，因而使本集團截至二零零二年七月一日所佔該等聯營公司之權益減少港幣76,987,000元、綜合賬少數股東權益減少港幣20,415,000元及綜合賬保留溢利減少港幣56,572,000元。比較數字不會重新列賬。

簡明中期財務報表附註(未經審核)

二　分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

物業發展	—	發展和銷售物業
物業租賃	—	出租物業
財務	—	提供財務借貸
建築工程	—	樓宇建造工程
基建項目	—	投資基建項目
酒店業務	—	酒店經營及管理
百貨業務	—	百貨公司經營及管理
其他	—	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

截至二零零二年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	—	4,706,521
其他收入	876	1,364	290	352	85	—	298	169,674	—	172,939
對外收入	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	—	4,879,460
分部業務間收入	—	74,630	1,416	749,454	—	—	—	12,946	(838,446)	—
總收入	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
分部業績	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
分部業務間交易	31,721	(54,913)	(1,416)	(52,342)	—	26,753	9,024	(6,672)		(47,845)
對經營溢利之貢獻	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
銀行存款利息收入										20,718
未能分類之營運支出減收入淨額										(202,658)
經營溢利										813,921
融資成本										(71,969)
非營運費用										(78,163)
										663,789
應佔聯營公司及共同控制公司溢利減虧損										707,585
稅項										(163,276)
少數股東權益										(198,076)
股東應佔溢利										1,010,022

簡明中期財務報表附註(未經審核)

二　分部資料(續)

截至二零零一年十二月三十一日止六個月

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	—	2,982,655
其他收入	431	—	—	—	376	—	—	527	—	1,334
對外收入	923,580	1,018,375	157,277	201,169	118,015	65,165	86,221	414,187	—	2,983,989
分部業務間收入	—	24,795	12,283	11,174	—	—	—	6,485	(54,737)	—
總收入	923,580	1,043,170	169,560	212,343	118,015	65,165	86,221	420,672	(54,737)	2,983,989
分部業績	44,290	655,981	169,560	13,115	81,340	22,668	(16,020)	179,822		1,150,756
分部業務間交易	16,924	(14,341)	(12,283)	(2,884)	—	932	12,490	(5,240)		(4,402)
對經營溢利之貢獻	61,214	641,640	157,277	10,231	81,340	23,600	(3,530)	174,582		1,146,354
銀行存款利息收入										18,125
未能分類之營運支出減收入淨額										(228,832)
經營溢利										935,647
融資成本										(77,166)
非營運收入										27,865
										886,346
應佔聯營公司及共同控制公司溢利減虧損										648,255
稅項										(162,749)
少數股東權益										(270,944)
股東應佔溢利										1,100,908

簡明中期財務報表附註(未經審核)

二　分部資料(續)

地區分部：

截至二零零二年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**4,457,211**	**249,310**	**4,706,521**
其他收入	**170,237**	**2,702**	**172,939**
對外收入	**4,627,448**	**252,012**	**4,879,460**

截至二零零一年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	2,530,593	452,062	2,982,655
其他收入	431	903	1,334
對外收入	2,531,024	452,965	2,983,989

三　其他收入及其他收益淨額

	截至十二月三十一日止六個月	
	二零零二年 港幣千元	二零零一年 港幣千元
其他收入：		
銀行及其他利息收入	**24,727**	18,125
其他	**168,930**	14,356
	193,657	32,481
其他收益淨額：		
出售證券投資虧損	**(253)**	—
出售固定資產(虧損)／溢利	**(497)**	82,875
其他	**10,533**	4,198
	9,783	87,073

簡明中期財務報表附註(未經審核)

四 其他營運費用

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
物業項目撥備	257,620	—
壞賬撇數	37,836	—
其他	8,233	8,789
	303,689	8,789

五 非營運(費用)／收入

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
持有未實現(虧損)／溢利之證券投資	(39,711)	4,546
物業、廠房及設備減值虧損	(14,318)	—
商譽攤分	(22,000)	—
投資附屬公司之權益被攤薄所產生之收益(附註)	—	34,456
其他	(2,134)	(11,137)
	(78,163)	27,865

附註：因投資於附屬公司之權益被攤薄所產生之收益包括於資本儲備之中，而計入綜合損益賬之數額乃按照附屬公司相關物業建築完成前之權益轉讓予第三者而定。

簡明中期財務報表附註(未經審核)

六　除税前經常性溢利

本期綜合賬除税前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
借款利息	**190,267**	283,020
其他借貸成本	**56,471**	95,807
	246,738	378,827
減：資本化之數額*		
－利息	**(133,152)**	(231,128)
－其他借貸成本	**(41,617)**	(70,533)
	71,969	77,166

* 借貸成本乃根據年利率1.58%至2.38%(二零零一年：3.47%至4.21%)之息率資本化。

(乙) 除已於附註三至六(甲)中披露外之其他項目：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
攤銷及折舊	**51,041**	72,783
減：資本化之數額	**(40)**	(48)
	51,001	72,735
員工成本**	**404,637**	375,540
減：資本化之數額	**(15,206)**	(19,191)
	389,431	356,349
出售成本		
－待出售之建成物業	**2,237,495**	782,189
－存貨	**99,660**	92,794

** 本集團員工成本中有部份乃屬於直接成本。

簡明中期財務報表附註(未經審核)

七　稅項

(甲) 綜合損益計算表內列報之稅項代表：

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
集團		
一香港	**92,182**	85,632
一香港以外	**2,250**	2,326
聯營公司	**68,365**	71,955
共同控制公司	**479**	2,836
	163,276	162,749

香港利得稅準備乃按期內估計應課稅溢利之16%(二零零一年：16%)計算。

香港以外稅項準備乃按期內之適用稅率就期內在有關境外司法管轄區賺取之估計應課稅溢利計算。

(乙) 因時差產生之遞延稅項數額不大，故並無計提遞延稅項準備金。

簡明中期財務報表附註（未經審核）

八　股息

（甲）本期內股息

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
中期結算後宣佈之中期股息每股港幣三角五仙（二零零一年：每股港幣三角五仙）	**602,749**	602,749

中期結算後宣佈的中期股息尚未在中期結算日確認為負債。

（乙）屬於上一財政年度，並於本期內核准及支付的末期股息

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
屬於上一財政年度，並於本期內核准及支付的末期股息每股港幣四角五仙（二零零一年：每股港幣五角五仙）	**774,963**	947,177

九　每股盈利

每股盈利乃按股東應佔溢利港幣1,010,022,000元（二零零一年：港幣1,100,908,000元），並按期內已發行普通股1,722,140,000股（二零零一年：1,722,140,000股）計算。於二零零一年及二零零二年均無潛在攤薄之每股盈利。

十　固定資產

	投資物業 港幣千元	其他 固定資產 港幣千元	合計 港幣千元
成本值或估值			
於二零零二年七月一日	**27,734,592**	**11,301,016**	**39,035,608**
添置	**14,203**	**328,524**	**342,727**
撥轉	**4,462,481**	**(4,462,481)**	**—**
重新分類	**—**	**(277,878)**	**(277,878)**
出售或撇除	**(65,768)**	**(16,312)**	**(82,080)**
重估虧絀	**(1,061,279)**	**—**	**(1,061,279)**
於二零零二年十二月三十一日	**31,084,229**	**6,872,869**	**37,957,098**
攤銷及折舊			
於二零零二年七月一日	**—**	**803,786**	**803,786**
本期折舊	**—**	**51,041**	**51,041**
出售或撇除資產折舊撥回	**—**	**(14,990)**	**(14,990)**
減值虧損	**—**	**14,318**	**14,318**
於二零零二年十二月三十一日	**—**	**854,155**	**854,155**
賬面淨值或估值			
於二零零二年十二月三十一日	**31,084,229**	**6,018,714**	**37,102,943**
於二零零二年六月三十日	27,734,592	10,497,230	38,231,822

十一　待出售之建成物業

待出售之建成物業之賬面值，其中以按可變現淨值列賬為港幣3,545,478,000元(於二零零二年六月三十日：港幣1,894,162,000元)。

簡明中期財務報表附註(未經審核)

十二 應收賬項、預付費用及按金

本集團設有特定之信貸政策，買家是按照買賣合約的條文而繳交售出物業的代價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
逾期一個月內	**307,369**	268,114
逾期一個月但少於三個月	**94,258**	116,105
逾期三個月但少於六個月	**35,428**	47,164
逾期超過六個月	**200,180**	154,256
	637,235	585,639
預付費用、按金及其他應收賬款	**648,322**	930,651
	1,285,557	1,516,290

十三 應收分期款

應收分期款(扣除壞賬準備)之賬齡分析如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
逾期一個月內	**334,177**	351,547
逾期一個月但少於三個月	**5,732**	5,837
逾期三個月但少於六個月	**5,723**	6,687
逾期超過六個月	**25,069**	41,577
	370,701	405,648

簡明中期財務報表附註(未經審核)

十四 現金及現金等價物

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
銀行及其他金融機構存款	**1,550,079**	1,047,452
銀行存款及現金	**310,557**	304,520
	1,860,636	1,351,972

十五 應付賬項及應付費用

應付貿易賬款之到期日分析如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
一個月內及按要求還款	**288,940**	354,032
一個月後但三個月內到期	**274,704**	116,273
三個月後但六個月內到期	**226,099**	185,833
六個月後到期	**716,514**	588,999
	1,506,257	1,245,137
其他應付賬項及應付費用	**407,244**	326,400
	1,913,501	1,571,537

十六 股本

	股數		票面值	
	於二零零二年十二月三十一日 千計	於二零零二年六月三十日 千計	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
法定股本				
普通股每股港幣二元	**1,800,000**	1,800,000	**3,600,000**	3,600,000
發行及繳足股本				
普通股每股港幣二元	**1,722,140**	1,722,140	**3,444,280**	3,444,280

簡明中期財務報表附註(未經審核)

十七 資本儲備

	其他物業重估儲備 港幣千元	綜合賬項儲備 港幣千元	資本贖回儲備 港幣千元	滙兑儲備 港幣千元	其他儲備 港幣千元	合計 港幣千元
於二零零二年七月一日結存	**181,236**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,647,984**
應佔聯營公司重估虧絀	**(177,487)**	—	—	—	—	**(177,487)**
於二零零二年十二月三十一日結存	**3,749**	**1,446,702**	**20,200**	**(2,595)**	**2,441**	**1,470,497**

資本贖回儲備之應用是受香港《公司條列》第49H條所管轄。

其他物業重估儲備、綜合賬項儲備及滙兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計政策處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，本集團的其中一間附屬公司在期內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該附屬公司註冊資本的50%。法定儲備基金可用來抵銷過往年度的虧損，但不得分派予股東。

十八 投資物業重估儲備

	港幣千元
於二零零二年七月一日結存	**12,311,082**
重估虧絀	**(916,893)**
應佔聯營公司重估虧絀	**(610,919)**
應佔共同控制公司重估虧絀	**(227,656)**
售出物業撥轉損益賬	**(9,225)**
於二零零二年十二月三十一日結存	**10,546,389**

簡明中期財務報表附註（未經審核）

十九 保留溢利

	港幣千元
於二零零二年七月一日結存	
－上期報告	**31,060,366**
－前期調整（附註一）	**(56,572)**
－已重列	**31,003,794**
本期溢利	**1,010,022**
本期內批准屬於上年度之股息（附註八（乙））	**(774,963)**
於二零零二年十二月三十一日結存	**31,238,853**

二十 承擔項目

（甲）本集團未計提之資本性承擔項目如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
(1) 就物業收購，未來發展及有關內部裝修費用並已簽約之承擔	**382,972**	1,022,341
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	**2,760,602**	2,825,018
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	**3,021,061**	2,613,073
	6,164,635	6,460,432

根據結算日之資料，董事估計本集團於上述承擔項目支付日期如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
一年內	**1,695,159**	2,090,614
一年後及兩年內	**1,794,519**	1,296,315
兩年以後	**2,674,957**	3,073,503
	6,164,635	6,460,432

簡明中期財務報表附註(未經審核)

二十 承擔項目(續)

(乙) 本集團根據不可解除的經營租賃在日後應付的最低付款額總數如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
一年內	**17,555**	23,100
一年後及五年內	**42,761**	63,091
五年後	**172,363**	253,041
	232,679	339,232

二十一 或然負債

本集團之或然負債如下：

	於二零零二年十二月三十一日 港幣千元	於二零零二年六月三十日 港幣千元
(甲) 本集團為樓宇買家向財務公司發出之擔保	**264,724**	273,289
(乙) 本公司為聯營公司及共同控制公司已使用之銀行額度向銀行發出之擔保	**3,474,199**	3,963,523
	3,738,923	4,236,812

(丙) 本集團向第三者發出擔保保證有關附屬公司就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔。於二零零二年十二月三十一日，該等擔保之或然負債為港幣453,000,000元(於二零零二年六月三十日：港幣453,000,000元)。

(丁) 按照本集團於二零零零年二月十六日獲授及於二零零二年五月三十日修訂的固定電訊網絡服務牌照的條款，於二零零二年十二月三十一日，本集團就一間附屬公司的銀行履約擔保承擔或然負債為港幣12,000,000元(於二零零二年六月三十日：港幣12,000,000元)。

簡明中期財務報表附註(未經審核)

二十二 有關連人士重大交易

(甲) 同母系附屬公司交易

本集團與恒基兆業有限公司及其附屬公司之重大交易如下：

	截至十二月三十一日止六個月 於二零零二年 港幣千元	於二零零一年 港幣千元
貸款安排費(註1)	**39,059**	70,533
大廈管理服務收入(註3)	**17,643**	21,323
租務佣金收入(註3)	**6,812**	7,288
其他利息支出(註1)	**40,287**	53,074

(乙) 與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大交易如下：

	截至十二月三十一日止六個月 於二零零二年 港幣千元	於二零零一年 港幣千元
其他利息收入(註1)	**21,085**	27,934
建築工程收入(註2)	**364,409**	—
獲取物業發展之權益(註4)	**380,529**	—

註：

(1) 貸款安排費，利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 建築工程收入為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(4) 獲取物業發展之住宅項目銷售所得款項淨額之27%。

簡明中期財務報表附註(未經審核)

二十二 有關連人士重大交易(續)

(丙) 與本公司董事所控制之公司之交易

本公司董事李家傑先生透過其所控制或擁有之公司在本公司或本集團之若干附屬公司及聯營公司擁有個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零二年十二月三十一日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣409,193,000元(於二零零二年六月三十日：港幣410,158,000元)及港幣660,229,000元(於二零零二年六月三十日：港幣646,116,000元)，全部均無抵押。截至二零零二年十二月三十一日止六個月內，這些附屬公司及聯營公司就上述安排向李先生所控制或擁有之公司支付利息分別為港幣零元(二零零一年：港幣零元)及港幣17,764,000元(二零零一年：港幣23,930,000元)。

二十三 比較數字

若干比較數字已經重新分類，以符合本期賬項形式。

財務回顧

業績檢討

截至二零零二年十二月三十一日止之六個月內，集團的營業額約港幣四十七億零七百萬元，較去年同期所錄得之港幣二十九億八千三百萬元大幅上升百份之五十八，而期內建成之樓面面積亦大幅增加至二百二十八萬平方呎。集團在期內的股東應佔盈利為港幣十億零一千萬元，較去年同期減少百分之八。

集團之物業發展業務錄得約為港幣四千四百萬元之虧損，相對期內營業額約港幣二十六億零一百萬元，主要是由於集團若干發展項目因物業減值而需作港幣二億五千八百萬元撥備。此外，在物業市場呆滯之情況下，市場推廣成本上升亦於期內對此業務帶來負面影響。

集團於本上半年度之毛租金收入約為港幣十億零一千六百萬元，與去年同期相若。而在六個月內來自出租物業之營運收入約為港幣五億八千八百萬元，較去年同期略為下降百分之八，部份原因是集團於國內其中一個投資物業就拖欠租金作壞賬撇數。至於集團之核心出租物業，在經濟放緩的情況下仍保持滿意的租務表現，足以見証集團聚集位於新市鎮中心及交通滙點之購物商場作投資物業之策略成功為集團提供穩定的經常性收入。

集團的財務業務主要為提供樓宇按揭貸款予旗下物業之買家而收取利息，於期內為集團帶來約港幣九千八百萬元之溢利，相對上年度同期所錄得之港幣一億五千七百萬元，主要由於集團在期內向一個政府重建項目終止貸款及利率下降而令利息收入減少。

集團的建築業務主要承做集團旗下發展項目之建造工程，於期內提供約港幣一千九百萬元之盈利貢獻，較去年同期有明顯增長，主要是由於期內集團有效地控制成本。

集團透過旗下一間附屬公司，中國投資集團有限公司，於國內投資基建項目所產生的經營溢利約為港幣七千五百萬元，相對去年同期錄得之港幣八千一百萬元。此次集團從收費公路及橋樑之收益減低主要是由於期內交通流量略為下降。除了從事基建項目，中國投資集團有限公司亦在國內經營零售業務。在扣除少數股東權益，營運支出及折舊，以及為重組此集團零售業務作資產減值撥備港幣一千零四十六萬元後，此附屬公司在期內虧損約港幣三百萬元。

集團之酒店業務在上半年度提供港幣二千四百萬元之盈利貢獻，與去年同期相若。同時，集團之百貨業務在扣減需向集團成員公司繳付之租金前所得經營溢利約為港幣八百萬元，扭轉上年度同期港幣四百萬元的虧損。

集團之其他業務在本上半年帶來合共約港幣二億二千七百萬元之盈利，較去年同期增加約百分之三十。主要因計入集團就終止一項涉及管理及出資予政府重建項目之所得收入。

集團應佔聯營公司溢利由去年同期之港幣六億八千一百萬元增加至約港幣七億六千二百萬元。當中集團應佔三間上市聯營公司之盈利於期內續有增長，並為集團提供約港幣七億三千一百萬元之盈利，足以見証此項收入來源之穩定及經常性。惟在期內，集團旗下主重參與物業發展及物業投資的共同控制公司在計入物業減值的撥備後則錄得約港幣五千四百萬元之虧損。

財務來源及資金流動性

截至二零零二年十二月三十一日，集團之股東權益約為港幣五百五十億零八千八百萬元，比對截至二零零二年六月三十日錄得之港幣五百六十八億五千二百萬元。本集團財政狀況穩健，資本雄厚及負債情況相對保持於低水平。集團截至半年結日之銀行淨借貸總額在扣除所持現金約港幣十八億八千一百萬元後約為港幣九十六億六千一百萬元。除一間集團附屬公司之小部份銀行借貸外，本集團所有之銀行借貸均無抵押及大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續現金流入，令集團具備充裕之財務資源應付日常業務運作及未來業務擴展之用。

集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零二年十二月三十一日及二零零二年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

	二零零二年 十二月三十一日 港幣千元	二零零二年 六月三十日 港幣千元
償還期：		
一年內	**852,187**	2,300,483
一年後及兩年內	**6,106,792**	5,237,320
兩年後及五年內	**3,050,283**	4,010,185
五年後	**1,532,638**	615,275
銀行借貸總額	**11,541,900**	12,163,263
減：銀行存款及現金	**(1,880,841)**	(1,372,177)
銀行淨借貸總額	**9,661,059**	10,791,086

借貸比率

以集團銀行淨借貸總額相對股東資金比例計算之借貸比率，由二零零二年六月三十日之百份之十九下降至本半年結日之百分之十七點五。在市場息率低企之環境下，集團在期內撥作資本性支出前之利息支出減少至約港幣二億四千七百萬元。本財政年度上半年之經營溢利為港幣八億一千四百萬元，相對撥作資本性支出前的利息支出港幣二億四千七百萬元之比率為三點三倍，而上一財政年度同期末之比率為二點五倍。

利率風險及外滙風險

本集團之融資及庫務事務是由中央管理層執管。集團之融資安排以港幣為主。本集團之銀行借貸主要由國際性銀行在香港提供，而貸款利息主要是按香港銀行同業拆息基準加若干議定之息差計算，故屬浮息性質。為了有效地控制集團將來之借貸成本，本集團藉著本地的息率低企已在近期開始鎖定一年或較長期息率，從而拆入定息貸款來配合集團部份之中期資金需求。本集團之上市附屬公司，恒基中國集團有限公司，於期內借入及用於國內物業項目上之貸款較少部份為人民幣。總體而言，本集團之核心業務故此並無顯著之外滙風險。集團素來對金融衍生工具的運用抱嚴謹態度，並只用作管理貸款之利息及外滙風險。截至二零零二年十二月三十一日，集團並無任何未到期之利率或貨幣掉期合約。

資本性承擔

截至二零零二年十二月三十一日，集團之資本性承擔額為港幣六十一億六千五百萬元，相比截至二零零二年六月三十日所錄得港幣六十四億六千萬元。集團截至本財政年底之部份承擔乃為集團附屬公司，恒基中國集團有限公司，作出之共港幣二十七億六千萬元之資本承擔。而截至本半年期末，集團就未來發展等費用已由董事局批准但尚未簽約之承擔為港幣三十億二千一百萬元，相對截至上財政年底錄得之港幣二十六億一千三百萬元。

或然負債

截至二零零二年十二月三十一日，集團之或然負債約為港幣四十二億零四百萬元，較截至二零零二年六月三十日所錄得的約港幣四十七億零二百萬元下降。此等或然負債主要包含集團母公司，恒基兆業地產有限公司，向商業銀行就共同控制公司之銀行借貸向銀行作出之擔保。同時，集團母公司亦向第三者發出擔保保證有關就合作物業發展計劃應佔出資及物業發展項目提供資金之已簽約承擔。

資金及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零二年十二月三十一日有約6,400名全職聘用之僱員，而於去年十二月三十一日全職聘用之僱員數目約6,300名。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基中國集團有限公司(「恒基中國」)或其任何附屬公司聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基中國購股權，按恒基中國於一九九六年三月十五日股東特別大會上批准之購股權計劃之規定及條款，認購恒基中國股份。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員，可獲授恒基數碼購股權，按恒基數碼於二零零零年六月二十八日股東特別大會上批准之購股權計劃之規定及條款，認購恒基數碼股份。

截至二零零二年十二月三十一日止六個月之僱員總成本為港幣四億零五百萬元，而去年同期之僱員總成本為港幣三億七千六百萬元。

其他資料

截止過戶日期

本公司將於二零零三年四月十一日(星期五)至二零零三年四月十五日(星期二)(首尾兩天包括在內),暫停辦理股票登記及過戶手續。為確保享有中期股息之權利,所有股份過戶文件連同有關股票,最遲須於二零零三年四月十日(星期四)下午四時前,送達香港皇后大道東一八三號合和中心19樓本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零三年四月二十四日(星期四)或以前寄送各股東。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議,審閱內部監控系統及截至二零零二年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定,於股東週年大會上輪值告退及可膺選連任,並無指定任期。除上述事項,據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零二年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命
秘書
葉盈枝　謹啟

香港,二零零三年三月二十日

披露權益資料

董事於股份之權益

於二零零二年十二月三十一日，根據證券(披露權益)條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股(除特別註明外)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業地產有限公司	李兆基				1,122,938,300 (附註3)	1,122,938,300
	羅德丞	11,000				11,000
	李王佩玲	30,000				30,000
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800 (附註11)		62,700
	馮李煥琼	1,000,000				1,000,000
	梁　昇	85,600				85,600
	簡福飴		24,000			24,000
	何永勳	100				100
	胡家驃		2,000			2,000
恒基兆業發展有限公司	李兆基	34,779,936			2,075,859,007 (附註8)	2,110,638,943
	羅德丞	404,375				404,375
	李達民	6,666				6,666
	李鏡禹	959,028	42,711			1,001,739
	梁　昇	150,000				150,000
	何永勳	1,100				1,100
恒基中國集團有限公司	李兆基				325,133,977 (附註15)	325,133,977
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094 (附註17)	4,245,169,992
	羅德丞	2,021				2,021
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	梁　昇	750				750
	何永勳	5				5
香港小輪(集團)有限公司	李兆基	7,799,220			110,363,090 (附註9)	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250
	馮李煥琼	465,100				465,100

普通股（除特別註明外）（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
香港中華煤氣有限公司	李兆基	3,226,174			2,157,017,776（附註10）	2,160,243,950
美麗華酒店企業有限公司	李兆基				252,105,250（附註13）	252,105,250
	胡寶星	2,705,000		2,455,000（附註11）		5,160,000
	簡福飴		20,000			20,000
精威置業有限公司	胡寶星			3,250（附註11）		3,250
	梁希文			5,000（附註11）		5,000
恒基兆業有限公司	李兆基				8,190（普通股A股）（附註4）	8,190（普通股A股）
		35,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）（附註5）	50,000,000（無投票權遞延股份）
					3,510（無投票權B股）（附註16）	3,510（無投票權B股）
	李家傑				8,190（普通股A股）（附註6）	8,190（普通股A股）
	李　寧				8,190（普通股A股）（附註7）	8,190（普通股A股）
	李家誠				8,190（普通股A股）（附註12）	8,190（普通股A股）
先着置業有限公司	馮李煥琼	1				1
	梁　昇	2				2
端輝投資有限公司	馮李煥琼	2,000				2,000
Angelfield Investment Limited	林高演			1（附註11）		1

普通股(除特別註明外)(續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
寶翠置業有限公司	梁希文			40 (附註11)		40
利士運發展有限公司	羅德丞			1 (附註11)		1
盈基發展有限公司	馮李煥琼	50				50
中國投資集團有限公司	胡家驃			16,000 (附註11)		16,000
興輝置業有限公司	李家傑			4,000 (附註11)		4,000
兆誠國際有限公司	李家傑			25 (附註11)		25
威永投資有限公司	李家傑			5,000 (附註11)		5,000
寶麟發展有限公司	李家傑			5 (附註11)		5
Quickcentre Properties Limited	李家傑			1 (附註11)		1
德朗科技(研制)有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5
美福發展有限公司	李家傑			1,525 (附註11)		1,525
上海興輝置業有限公司	李家傑			見列 (附註14)		見列 (附註14)

購買股份或債券之安排

認購附屬公司股份之購股權

(i) 恒基數碼科技有限公司

下列本公司董事於二零零零年六月二十八日獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之購股權，可按恒基數碼之首次公開招股前購股權計劃(「恒基數碼首次購股權計劃」)之規定及條款，認購恒基數碼股份。於二零零二年十二月三十一日，該等董事分別擁有恒基數碼購股權之權益如下：

董事姓名	於二零零二年七月一日可認購股份數目	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份數目
李兆基	2,400,000	—	2,400,000
林高演	1,200,000	—	1,200,000
李家傑	1,200,000	—	1,200,000
李家誠	1,200,000	—	1,200,000
葉盈枝	1,200,000	—	1,200,000
郭炳濠	600,000	—	600,000
李　寧	400,000(註18)	—	400,000
何永勳	400,000	—	400,000
孫國林	400,000	—	400,000

恒基數碼僱員尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,250,000	—	1,250,000

其他參與人尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於期內已告作廢之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
28/06/2000	17,500,000	—	100,000	17,400,000

上述董事、僱員及其他參與人按恒基數碼首次購股權計劃之規定及條款，將可以每股港幣1.25元認購價(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼之購股權計劃(「恒基數碼購股權計劃」)行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	—	100,000

恒基數碼之僱員按恒基數碼購股權計劃之規定及條款，將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日(接納購股權之日)起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零二年十二月三十一日，恒基數碼根據恒基數碼首次購股權計劃授予認購合共27,650,000股及根據恒基數碼購股權計劃授予認購合共100,000股恒基數碼股份之購股權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
恒基數碼首次購股權計劃		
董事	9	9,000,000
僱員	3	1,250,000
其他參與人	42	17,400,000
	54	27,650,000
恒基數碼購股權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零二年十二月三十一日止六個月內概無按恒基數碼首次購股權計劃及恒基數碼購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

(ii) 恒基中國集團有限公司

下列本公司董事獲授本公司之附屬公司恒基中國集團有限公司(「恒基中國」)之購股權，可按恒基中國之購股權計劃(「恒基中國購股權計劃」)之規定及條款，認購恒基中國股份。於二零零二年十二月三十一日，該等董事分別擁有恒基中國購股權之權益如下：

董事姓名	授予日期	於二零零二年七月一日可認購股份數目	認購期	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份數目
林高演	21/02/2001	1,500,000	21/08/2001 - 20/08/2004	—	1,500,000
李家傑	02/05/2001	1,500,000	02/11/2001 - 01/11/2004	—	1,500,000

恒基中國僱員尚未按恒基中國購股權計劃行使之購股權詳情如下：

授予日期	於二零零二年七月一日可認購股份總數	認購期	於期內獲授予之可認購股份數目	於二零零二年十二月三十一日尚未行使之可認購股份總數目
12/12/2000	1,000,000	28/06/2001 - 27/06/2004	—	1,000,000

上述董事及恒基中國之僱員按恒基中國購股權計劃之規定及條款，將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

於二零零二年十二月三十一日，恒基中國根據恒基中國購股權計劃授予認購合共4,000,000股恒基中國股份之購股權尚未獲行使，總計約佔恒基中國現時已發行股本0.8%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
董事	2	3,000,000
僱員	1	1,000,000
	3	4,000,000

恒基中國於二零零二年十二月三十一日止六個月內概無按恒基中國購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東權益

於二零零二年十二月三十一日，根據證券(披露權益)條例第十六(一)條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下：

公司名稱	權益總數
Rimmer (Cayman) Limited (附註2)	1,110,384,700
Hopkins (Cayman) Limited (附註2)	1,110,384,700
恒基兆業有限公司(附註1)	1,110,192,200
Glorious Asia S.A. (附註1)	534,039,300
Believegood Limited (附註1)	215,094,300

附註：

1 恒基兆業有限公司(「恒兆」)及其附屬公司實益擁有此等股份，恒兆一全資附屬公司Glorious Asia S.A. (「Glorious」)及其附屬公司實益擁有此等股份中之534,039,300股。Glorious之全資附屬公司Believegood Limited實益擁有215,094,300股。

2 此等股份中之1,110,192,200股，其股份權益已於附註(1)重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託(「單位信託」)之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司(「富生」，而富生實益擁有本公司192,500股)所有已發行附有投票權之普通股。

3 此等股份中之1,110,384,700股，其股份權益已於附註1及附註2重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。此外，5,602,600股由香港中華煤氣有限公司(「中華煤氣」)一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註10。

4 根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

5 富生實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註2及附註3。

6 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

7 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

8 富生及本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有富生及本公司之利益，已列載於附註1、附註2及附註3。

9 恒基兆業發展有限公司(「恒發」)若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註1、附註2、附註3及附註8。

10 恒發若干附屬公司、富生及恒兆一附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生及恒兆之利益，已列載於附註1、附註2、附註3及附註8。

11 此等股份由一間公司(有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權)實益擁有。

12 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

13 恒發若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過富生及本公司擁有恒發之利益，已列載於附註1、附註2、附註3及附註8。

14 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司(「興輝」)(李家傑先生所擁有之公司擁有興輝40%股權)與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

15 本公司若干附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有本公司之利益已列載於附註3。

16 Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

17 此等股份由恒發一附屬公司、富生、本公司若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有恒發、富生、本公司及中華煤氣之利益，已列載於附註1、附註2、附註3、附註8及附註10。

18 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼科技有限公司股份之購股權。




